UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number 001-32570

Entrée Gold Inc.
(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street,
Vancouver, BC V6E 3Z3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC.
Date:	November 2, 2010		(Registrant)

		By:	/s/ Mona Forster
Mona Forster VP & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Business Acquisition Report, dated November 1, 2010
99.2	Unaudited Pro Forma Financial Statements for Entrée Gold Inc. for the Six Months Ended June 30, 2010 and the Year Ended December 31, 2010
99.3	Consolidated Financial Statements of PacMag Metals Pty Ltd. for the Years Ended June 30, 2010 and 2009, Together With the Auditors' Report Thereon, dated October 26, 2010